Exploration Drilling Underway at the Pine Ridge Uranium Project

In the Powder River Basin, Wyoming

Winnipeg, Manitoba - July 25, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, announces that its initial exploration drill program is now underway at the Pine Ridge Uranium Project in Wyoming ("Pine Ridge"), a 50/50 joint venture (the "Joint Venture") with Global Uranium and Enrichment Limited ("GUE").

Pine Ridge is located in the Powder River Basin in Wyoming, the most significant area for uranium production in the U.S., primarily via ISR production methods.  The Joint Venture's maiden drill program at Pine Ridge, consisting of ~38,000m (125,000ft) of drilling, will focus on testing high priority targets.

Highlights

  Drill permit approval received from Wyoming Department of Environmental Quality (DEQ) for the maiden drill program at the Pine Ridge.
  Pine Ridge is a near-development In-Situ Recovery (ISR) uranium project located in the heart of Wyoming's prolific Powder River Basin and primed for rapid advancement.
  A large and aggressive drill program of ~38,000m (125,000ft) began this week with high priority drill targets identified.
  Pine Ridge is located ~15km from Cameco's Smith Ranch Mill and is surrounded by established uranium projects held by UEC and Cameco.

CEO Remarks

"We are delighted to have begun our drilling campaign at Pine Ridge," said Frank Wheatley, CEO of Snow Lake.  "Our Joint Venture team has reviewed all of the historical drilling data for Pine Ridge and has defined a series of high-priority drill targets.  The current drill campaign contemplates up to 38,000 meters of drilling designed to establish a data base sufficient to calculate a maiden mineral resource estimate prior to the end of 2025."

"As we continue to note, the U.S. needs new uranium mines.  We are excited to begin our drill program at Pine Ridge, which we feel has all the characteristics of a leading U.S based uranium development project that holds the potential to positively contribute to satisfying the U.S. goals of increasing domestic production of uranium."

Pine Ridge Uranium Project - Overview

Pine Ridge is a near development In-Situ Recovery (ISR) uranium project located in the southwestern Powder River Basin of Wyoming, the premier U.S. uranium basin.

Pine Ridge is surrounded by existing uranium projects held by UEC and Cameco and is also located only ~15km from Cameco's Smith Ranch Mill, which has licensed capacity of 5.5Mlbs U3O8 p.a.  The Smith Ranch mill is one of the largest uranium production facilities in the U.S.

Figure 1: Drill Rig at Pine Ridge

Exploration Program Overview

The Drilling Permit has been received from Wyoming DEQ and the drill program has begun.  Single Water Services LLC will conduct the drilling program and has successfully completed numerous previous drilling campaigns at Pine Ridge.  Their familiarity is expected to support an efficient and well executed program, with the potential addition of a second rig to accelerate progress.  A contract has also been signed with Hawkins CBM Logging, Inc. from Cody, Wyoming.  Hawkins has undertaken a significant amount of geophysical probing in the Powder River Basin.

Figure 2: Pine Ridge Uranium Project and Adjacent Properties

Bryan Soliz, owner of SOLA Project Services, has been contracted by the Joint Venture and is leading the geologic and mineralization modeling and is correlating uranium roll fronts among multiple sandstone packages.  Mr. Soliz has significant experience and expertise in the region, highlighted by more than 25 years of exploration and production experience in the Powder River Basin, including at the adjacent Smith Ranch project operated by Cameco.

The geologic modeling has guided the identification of high-priority drill targets in the area (shown below in red) with approximately 38,000m (125,000 ft) of drilling to be completed inside these areas during the initial exploration program.

Figure 3: Priority Areas for 2025 Exploration Program at Pine Ridge

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba, as well as investments in a number of public companies with critical minerals assets.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy